SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12b-25

                                               Commission File Number 2 - 85175W

                           NOTIFICATION OF LATE FILING
(Check One):  Form 10-K Form 11-K Form 20-F   X Form 10-Q
         For Period Ended: September 30, 1999
         [ ]               Transition Report on Form 10-K
         [ ]               Transition Report on Form 20-F
         [ ]               Transition Report on Form 11-K
         [ ]               Transition Report on Form 10-Q
         [ ]               Transition Report on Form N-SAR
         For the Transition Period Ended: _________________

         Read attached instruction sheet before preparing form. Please print or type

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I   REGISTRANT INFORMATION

Full name of registrant
                  Electro-Kinetic Systems, Inc.

Former name if applicable

Address of principal executive office (Street and Number)
                  270 Rocky Run Road,

City, state and zip code
                  Glen Gardner, New Jersey    08826

PART 11  RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, I I -K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q, or

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         portion  thereof  will be filed on or before  tile fifth  calendar  day following the prescribed due date; and
[ ]      (c)      The accountant's statement or other exhibit required by Rule
         I 2b-25 (c) has been attached if applicable.

PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, IO-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Registrant's electronic filings are made by its counsel who suffered a system wide computer malfunction preventing the filing which was timely prepared and ready for filing.

PART IV  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Irving Rothstein         212                    685-7600
                  (Name)               (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such rcport(Is) been filed? If the answer is no, identify report(s).

                                                           X  Yes       No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            X Yes       No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant expects to report a gain of $21,195 compared to a loss of $102,616 for the corresponding period for the last fiscal year as a result of recording expense reimbursements for this period and the write-off of almost $99,000 in investments during the previous year's corresponding period.

                            Electro-Kinetic Systems, Inc.
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 1999                        By:     /s/
                                               Irving Rothstein,
                                               Attorney in Fact

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If

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the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescri 'bed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.